# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RedCloud Holdings plc, CIK 0002027360
CUSIP: G71115102
Title of class of securities: Ordinary shares, par value GBP 0.002 per share
Address of issuer's principal executive offices: 50 LIVERPOOL STREET, London, United Kingdom (X0), EC2M 7PY
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0002070908
Persons authorized to receive notices and communications: Senn Nikolaus Beat, 50 Liverpool Street,, London, United Kingdom (X0), EC2M 7PY, 44 (0) 207 754 3735

## Reporting persons
- Senn Nikolaus Beat (CIK 0002070908): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 10,286,524; shared voting power 0; sole dispositive power 10,286,524; shared dispositive power 0; aggregate amount beneficially owned 10,286,524 (13.52% of the class)
  Comment: (1) Of the 10,286,524 ordinary shares reported as beneficially owned with sole voting and dispositive power, 135,000 ordinary shares reported are issuable upon exercise of options for the purchase of ordinary shares, which are exercisable within 60 days of August 31, 2026. This number does not include 800,000 ordinary shares that are issuable upon exercise of warrants, which are not currently exercisable due to certain beneficial ownership limitations. (2) Row 13 is calculated based on 76,066,080 ordinary shares, which includes (i) 75,931,080 ordinary shares outstanding as of August 31, 2026 and (ii) 135,000 ordinary shares issuable upon exercise of options for the purchase of ordinary shares, which are exercisable within 60 days of August 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value GBP 0.002 per share
Name of issuer: RedCloud Holdings plc
Address of issuer's principal executive offices: 50 LIVERPOOL STREET, London, United Kingdom (X0), EC2M 7PY
Comment: EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is filed to amend the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission on June 26, 2025 (the "Initial Schedule 13D," together with Amendment No. 1, the "Schedule 13D"). This Amendment No. 2 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Nikolaus Senn (the "Reporting Person"). The Reporting Person is a shareholder and member of the Board of Directors (the "Board") of the Issuer.
Residence or business address: The address of the principal office of the Reporting Person is 50 Liverpool Street, London, EC2M 7PY, United Kingdom.
Present principal occupation or employment: The principal business of the Reporting Person is serving as a member of the Board.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented with the following: Funds in an aggregate amount of $625,000 have been used by the Reporting Person to purchase 2,500,000 ordinary shares in the Issuer's private placement offering, which was consummated on August 27, 2026, and the source of funding for this transaction was derived from the personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: Reporting Person has no current plans, other than as a member of the Board, relating to (a) through (j) of Item 4. The Reporting Person may, at any time and from time to time, review or reconsider her position and/or change her purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See row 7 through 13 of the cover pages to this Schedule 13D
Number of shares as to which each person has sole or shared power to vote or dispose: See row 7 through 13 of the cover pages to this Schedule 13D
Transactions in the class effected during the past sixty days: The Reporting Person was issued 423,532 warrants to purchase up to 423,532 ordinary shares by the Issuer on May 16, 2026 in connection with the receipt of shareholder approval by the Issuer to issue the deferred warrants from the July 2025 private placement transaction to the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Please see section "Major Shareholders and Related Party Transactions" of the Annual Report on Form 20-F which was filed with the Securities and Exchange Commission on May 16, 2025. Except as described herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A.

## Signatures
- Senn Nikolaus Beat: /s/ Senn Nikolaus Beat, Individual (09/02/2026)